Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, B.C., Canada V6C 3M1	Telephone: 604 661 2600 Facsimile: 604 661 2676 www.methanex.com

December 19, 2013

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

20549

Dear Mr. Cash:

RE:	Methanex Corporation

Form 40-F for Year Ended December 31, 2012

Filed March 14, 2013

File No. 0-20115

We acknowledge receipt of your letter dated December 17, 2013 and commit to respond to the comments by January 17, 2014.

Regards,

Ian P. Cameron

Senior Vice President, Finance and Chief Financial Officer

cc:	Randy Milner, Senior Vice President, General Counsel and Corporate Secretary

Edgar (correspondence file)